Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE

SECOND QUARTER ENDING JUNE 30, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations: Second Quarter 2009

August 11, 2009

Introduction

The Management's Discussion and Analysis (MD&A) focuses on significant factors that affected the performance of Pan American Silver Corp. and its subsidiaries (“Pan American” or the “Company”) and such factors that may affect future performance.  The MD&A for the second quarter ended June 30, 2009, and 2008, should be read in conjunction with the unaudited consolidated financial statements for the three and six months ended June 30, 2009 and 2008 and the related notes contained therein, which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).  In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2008, the related MD&A, and Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F. All figures are in United States dollars unless otherwise noted.

Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained herein.

1	The “Significant Events and Transactions of the Second Quarter “ highlight the events that had a significant influence on the Company’s financial statements or that may be significant in the future	Page 3
2
The “Operating Results” section provides an analysis of Pan American’s Metal Production and Cash and Total Costs per Ounce for Silver for the second quarter of 2009, on a consolidated basis and for each operation under Operations Review
Page 4
3	The “Financial Results” section presents Pan American’s financial performance during the second quarter and first half of 2009	Page 10
4	The “Liquidity and Capital Resources” section reviews our cash flow over the past quarter, describes our current liquidity and financial position and discusses subsequent events	Page13
5	In the “Outlook” section, we update our Production Forecasts for 2009 and discuss some of the Risks and Uncertainties facing our business	Page 15
6	The “Accounting Policies and Internal Controls” section identifies those accounting policies that have been adopted	Page 6

Pan American was founded in 1994 with the mission of being the world’s largest and lowest cost primary silver mining company, and to achieve this by increasing its low cost silver production and silver reserves, thereby providing investors with the best investment vehicle to gain real exposure to silver prices in a socially and environmentally responsible manner.  To achieve this objective, the Company engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining, and reclamation. The Company owns and operates seven silver mines and a stockpile operation in Peru, Mexico, Argentina, and Bolivia and is the second-largest primary silver producer in the world.

Pan American has grown its silver production for 13 consecutive years and today employs almost 6,400 employees and contractors.

Significant Events and Transactions of the Second Quarter (“Q2 2009”)

The highlight of the Company’s second quarter 2009 was producing a new record of 5.8 million ounces of silver and 25 thousand ounces of gold.  The new record was primarily a result of adding more than 1.5 million ounces from the new Manantial Espejo mine in Argentina and the recent completion of the San Vicente mine expansion in Bolivia to the existing production base of the Company’s other operating mines in Peru and Mexico.  The record production comes despite incurring a 5-day suspension of both the Company’s Mexican operations in May 2009 to comply with a government decree aimed at combating the influenza outbreak in Mexico and a plant shut-down at the Company’s Morococha mine in Peru during April 2009 due to a combination of a labour strike and a primary grinding mill break-down.  At the San Vicente silver, zinc and copper mine in Bolivia, the first concentrates produced at the new plant were shipped in April 2009 and the mine expansion was officially inaugurated on April 28, 2009.  Pan American has a 95% interest in the San Vicente mine, which is located in the Potosi department and is operated as a joint-venture with Bolivian state-owned COMIBOL.  Over the past several years, mining operations at San Vicente were conducted on a limited basis, where ore was trucked to a small third party mill for processing.  Given the discovery of the high grade Litoral vein system, Pan American decided in mid-2007 to invest in constructing its own 750 tonne-per-day processing facility and to increase the production rates. The Company expects San Vicente to reach design capacity within the next few months as commissioning activities have proceeded smoothly since the April start-up leading the Company to declare commercial production in the very first month of operation in April 2009.  The total investment to expand San Vicente and build the new processing facility was approximately $72 million, excluding recoverable VAT taxes.  In 2009, Pan American expects to produce 1.9 million ounces of silver at San Vicente for its account, at a cash cost of approximately $6.98 per ounce.  At full capacity, the mine is expected to contribute an average of just under 3.0 million ounces of silver annually to the Company’s production profile.

On April 14, 2009, Pan American and Orko Silver Corp. (“Orko”) announced that they had reached an agreement outlining the terms under which they may jointly develop the La Preciosa silver project in the state of Durango, Mexico.  Pan American has agreed to spend a minimum of $5.0 million in the first 12 months of the development program to maintain its interest in the joint venture, of which a minimum of $2.5 million will be spent to continue to explore the highly prospective land package that Orko is bringing to the joint venture.  In order to maintain its interest in the joint venture, Pan American has agreed to conduct resource definition drilling, acquire necessary surface rights, obtain permits, and ultimately prepare and deliver a feasibility study over the next 36 months.  Coincident with the formation of the La Preciosa joint venture, Pan American also agreed to purchase, on a private placement basis, 4,000,000 common shares of Orko at a purchase price of CDN $1.25 per share.  Pan American’s investment in Orko’s common shares is subject to certain anti-dilution and pre-emptive rights to participate in future financings by Orko.

In June 2009, Pan American and Orko announced that a comprehensive exploration and delineation drilling program at the La Preciosa silver project had commenced.  The Companies expect to complete approximately 30,000 meters of drilling on the property between now and the end of December of this year.  The initial delineation drilling is specifically designed to upgrade the Martha Vein inferred resources to measured and indicated status, while the exploration drilling will focus on several untested prominent vein structures within the joint venture property that had been previously discovered by Orko. Pan American, operator of the La Preciosa joint venture, plans to spend a total of $5.7 million in 2009, to complete the drill programs, as well as to initiate other project development related activities, including advanced metallurgical testing.

The largest buyer of the Company’s copper concentrate production and pyrite stockpile material in Peru, Doe Run Peru (“DRP”), which owns and operates the La Oroya smelter, began experiencing severe financial distress during the first quarter of 2009 when it was not able to draw on its credit facilities, rendering it unable to finance the working capital associated with its business.  To date, DRP has not resolved its financing needs, causing the complete closure of the La Oroya smelter in June 2009. The

Company’s Peruvian operations halted deliveries of concentrates to DRP in March 2009.  In early August 2009, DRP was reported to have filed an application for bankruptcy protection under Peruvian laws.

At the end of Q2 2009 and at the date of this MD&A, the amount owed to the Company by DRP was approximately $8.8 million. While the Company continues to pursue all legal and commercial avenues to collect outstanding payments in full, the timing of such a collection does not appear imminent and there is uncertainty regarding its ultimate collectability. In recognition of these circumstances, the Company has established a doubtful debt provision for $4.4 million of the amount receivable in Q2 2009 and, in addition, reclassified the remaining receivable balance of $4.4 million from current assets into long term assets on its consolidated balance sheet. This reclassification reflects the Company’s current expectation that the remaining receivable balance of $4.4 million owed by DRP may not be recovered within the next twelve months, and in recognition of that expectation, the Company recorded an additional charge of $0.6 million in Q2 2009 related to the negative present value impact of the expected delay in recovery of the DRP receivable.  If events or circumstances change at DRP, then a further material write-down of the remaining long-term receivable may be necessary in future periods.  The combined after tax effect on earnings in Q2 2009 of these charges related to our DRP receivable was $3.3 million or 4 cents per share.

The Company has been able to sell copper concentrates to other buyers during Q2 2009; however, the terms for such sales were significantly inferior to the terms of the Company’s concentrate contracts with DRP.  Sales of the Company’s pyrite stockpile material have halted as DRP was the only buyer of this material.  The lack of pyrite stockpile sales, increased treatment charges, freight costs, penalties and reduced payables related to the Company’s copper concentrates that were diverted from DRP in Q2 2009 totaled approximately $2.1 million (before tax effects), and were a significant factor behind the higher cash costs recorded by the Peruvian operations during the quarter.  Similar impacts are expected on future results of the Company for at least the period that the La Oroya smelter remains closed.

Operating Results

•	Metal Production

The following table reflects the consolidated metal production achieved in each period under review.

	Three months ended		Six months ended
Consolidated Production	2009	2008	2009	2008
Silver – ounces	5,818,710	4,701,278	10,698,035	9,210,539
Gold – ounces	25,068	6,770	46,063	13,579
Zinc – tonnes	10,210	9,950	21,141	19,354
Lead – tonnes	3,388	4,038	7,494	8,247
Copper – tonnes	1,469	1,539	2,896	2,947

Pan American produced a new Company record 5.8 million ounces of silver in the second quarter of 2009 (“Q2 2009”), which was a 24% increase over the 4.7 million ounces produced in the second quarter of 2008 (“Q2 2008”).  The main reasons for the increase were the addition of silver production from the Manantial Espejo mine, which produced 1.0 million ounces of silver in Q2 2009 and increased silver production from San Vicente, which produced an additional 0.4 million ounces in Q2 2009 relative to silver production in Q2 2008. These increases were partially offset by lower silver production at La Colorada and Alamo Dorado in Mexico as a result of anticipated lower throughput and silver grades, respectively, as well as a 5-day suspension of operations in compliance with a government decree aimed at combating the influenza outbreak in Mexico in May 2009.  At the Company’s Peruvian operations, as forecast, lower throughput rates were partially offset by higher silver grades which resulted in a slight decrease in silver production relative to the comparable period of 2008.

Management did not include any production from Quiruvilca in its 2009 forecast due to the previously announced decision to prepare the mine for a period of care and maintenance during 2009.  Included in the actual production results for the first half of 2009 were 0.7 million ounces from Quiruvilca.  Excluding this production from Quiruvilca, the consolidated silver production was 10.0 million ounces, which was on-track to meet management’s silver production forecast for the full year of 21.5 million ounces.  Consolidated silver production, excluding Quiruvilca, for the comparable period of 2008 was 8.5 million ounces.

Production of gold also increased significantly in Q2 2009 relative to Q2 2008, primarily as a result of the commencement of commercial production at the Manantial Espejo mine on January 1, 2009, and the processing of a high gold grade deposit at the La Colorada mine.  Gold production increased by almost three fold over the comparable period of 2008 to a record 25,068 ounces and has become Pan American’s largest by-product, accounting for approximately 18% of the total metal value of consolidated production in the quarter.

Consolidated zinc and copper production in Q2 2009 remained similar to the 2008 comparable period, while lead production decreased by 16% due primarily to lower lead grades at the Huaron and Morococha mines.

•	Cash and Total Costs per Ounce for Silver

Consolidated cash costs for Q2 2009 were $5.99 per ounce compared to $5.28 per ounce for the corresponding period of 2008.  The most significant factor behind this increase in cash costs was the decrease in by-product credits per ounce, which resulted from lower base metal prices, partially offset by increases in by-product metal production.  By-product credits decreased by an average of $1.59 per payable silver ounce in Q2 2009 compared to Q2 2008.

Included in the actual production results for the first half of 2009 were 0.7 million ounces at a cash cost of $10.39 per ounce from Quiruvilca, whereas Management did not include any production from Quiruvilca in its 2009 forecast.  Excluding Quiruvilca’s production, the consolidated cash costs for the first half of 2009 were $5.67 per ounce (first half of 2008 were $4.57 per ounce), which were well below management’s revised forecast for the full year cash costs of $6.00 per ounce.  The main reasons actual cash costs were below forecast were  (1) a better than expected start-up at the lower cost Manantial Espejo mine,  (2) weaker than expected local currencies,  (3) higher than expected production and prices of by-product metals, and  (4) the better than expected positive impacts from the cost control initiatives that were put into place in Q4 2008.  In its second full quarter of production, cash costs at Manantial Espejo were negative $0.93 per ounce, which were significantly below management’s forecast for cash costs at Manantial Espejo of $2.25 per ounce. These factors were partially offset by the negative consequence on cash costs of the unexpected closure of DRP’s La Oroya smelter, as described in the “Significant Events and Transactions of the Second Quarter” section above.

The Company reports cash costs per ounce of payable silver. This non-GAAP measure is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance measurement, but does not have standardized meaning and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the respective periods below.

			Three months ended		Six months ended
Cash and Total Cost per Ounce Reconciliation (in thousands of US dollars)			June 30		June 30
			2009	2008	2009	2008
Cost of Sales			$66,046	$52,101	$111,163	$102,612
Add/(Subtract)
Smelting, refining, and transportation charges			14,645	15,689	27,265	32,349
By-product credits			(47,463)	(46,200)	(86,645)	(95,387)
Mining royalties			2,116	1,859	3,419	2,614
Worker’s participation & voluntary payments			(113)	(1,196)	(113)	(3,184)
Change in inventories			(2,109)	690	5,984	(679)
Other			652	468	546	707
Minority interest adjustment			(683)	(114)	(1,095)	(165)
Alamo Dorado Commissioning Costs				-		-
Cash Operating Costs	A		33,091	23,297	60,524	38,867

Add/(Subtract)
Depreciation and amortization			21,856	12,719	36,671	22,583
Asset retirement and reclamation			754	671	1,447	1,343
Change in inventories			469	(886)	3,836	518
Other			(183)	(71)	(145)	(121)
Minority interest adjustment			(212)	(160)	(364)	(313)
Total Costs	B		55,775	35,570	101,969	62,877

Payable Silver Production (oz.)	C		5,524,864	4,413,373	10,145,653	8,640,629

Cash cost per ounce	(A	*$1000)/C	$5.99	$5.28	$5.97	$4.50
Total costs per ounce	(B	*$1000)/C	$10.10	$8.06	$10.05	$7.28

•	Operations Review

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008

Huaron Mine

Tonnes milled	174,209	196,561	343,140	384,093
Average silver grade – grams per tonne	197	189	208	191
Average zinc grade - percent	2.32%	2.21%	2.39%	2.27%
Average silver recovery – percent	79.40%	80.10%	80.10%	80.50%
Silver – ounces	874,474	955,825	1,842,507	1,901,907
Gold – ounces	286	327	675	731
Zinc – tonnes	2,722	2,888	5,441	5,813
Lead – tonnes	1,036	1,517	2,360	3,228
Copper – tonnes	468	423	961	815

Cash cost per ounce (1)	$11.17	$7.34	$9.42	$5.43
Total cost per ounce (1)	$12.57	$8.67	$10.72	$6.74

Q2 2009 production at Huaron mine was 0.9 million ounces of silver, 9% lower than Q2 2008.  Lower production was primarily a result of reduced throughput rates, partially offset by higher silver head grades, compared to Q2 2008 according to the mine plan set-out in late 2008 to combat the effects of the global economic slowdown.  Cash costs per ounce in Q2 2009 were $11.17, significantly higher than $7.34 a year earlier and above the Company’s 2009 forecast of $8.14 per ounce.  The higher cash costs were a result of sharply lower zinc and lead by-product credits due to lower base metal production and prices and the detrimental impact of the closure of DRP’s La Oroya smelter on the Company’s copper concentrate terms.  Long term development work continued to focus on a major mine deepening ramp and shaft rehabilitation that aims to access high grade ore below the 250 level and is on-schedule for completion in the third quarter of 2009.  Capital expenditures during Q2 2009 totaled $2.0 million at the Huaron mine.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Morococha Mine*
Tonnes milled	137,239	151,860	301,128	309,581
Average silver grade – grams per tonne	167	156	157	156
Average zinc grade – percent	3.07%	3.21%	3.36%	3.17%
Average silver recovery – percent	86.3%	84%	84.8%	84.4%
Silver – ounces	634,319	645,158	1,287,295	1,312,855
Gold – ounces	287	341	631	646
Zinc – tonnes	3,377	4,085	8,220	8,191
Lead – tonnes	1,224	1,654	2,839	3,395
Copper – tonnes	501	506	1,004	954

Cash cost per ounce (1)	$8.47	$0.28	$8.17	$0.44
Total cost per ounce (1)	$10.92	$2.36	$10.84	$2.52

*Production and cost figures are for Pan American’s 92.2% share only.

The Morococha mine produced 0.6 million ounces of silver to the Company’s account during Q2 2009, at a cash cost of $8.47 per ounce.  Quarterly silver production was 2% below the comparable period in 2008 as a result of higher silver grades processed being more than offset by a 10% decrease in throughput rates as a result of a 16-day plant shut down in April due to a combination of a labour strike and a primary grinding mill breakdown.  Lead and zinc production decreased by 26% and 17%, respectively, in Q2 2009 as a result of lower grades and throughput rates.  The decrease in base metal production combined with lower base metal prices was the primary reason for the increase in cash costs as by-product credits declined by 45% or $11.55 per payable ounce of silver, relative to Q2 2008. Morococha’s cash costs per ounce were also negatively impacted by the unexpected closure of DRP’s La Oroya smelter as treatment charges for copper concentrate increased sharply. Lower by-product credits and higher treatment charges were partially offset by reduced operating costs following the implementation of cost control initiatives that were put in place in Q4 2008.  Underground ramp development and associated ventilation raises continued in the quarter, primarily on the Alapampa ramp, which is approaching the high-grade Morro Solar zone.  Capital expenditures at Morococha, primarily consisting of long-term underground mine development, totaled $2.0 million during Q2 2009.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Quiruvilca Mine
Tonnes milled	83,127	85,417	165,979	177,379
Average silver grade – grams per tonne	152	144	152	144
Average zinc grade – percent	3.90%	2.79%	3.82%	2.61%
Average silver recovery - percent	85.8%	85.0%	85.9%
Silver – ounces	348,405	335,093	697,002	688,878
Gold – ounces	373	443	705	860
Zinc – tonnes	2,846	1,980	5,568	3,771
Lead – tonnes	826	634	1,692	1,192
Copper – tonnes	399	561	817	1,120

Cash cost per ounce (1)	$10.66	$3.57	$10.39	$3.59
Total cost per ounce (1)	$11.29	$6.06	$11.01	$6.07

As previously announced, the Quiruvilca mine is being prepared for a period of care and maintenance and therefore management did not include any production from the mine in the Company’s consolidated 2009 forecasts. Silver production at the Quiruvilca mine in Q2 2009 was 0.3 million ounces, similar to production in the comparable 2008 period.  Silver production remained steady as the impact of processing less tonnage was offset by the benefit of higher silver grades, according to the mine plan designed to combat the effects of the global economic slowdown.  Cash costs for the quarter were $10.66 per ounce, up from $3.57 per ounce a year ago, primarily reflecting the fact that all expenditures at Quiruvilca were expensed (including items that would normally have been capitalized if the operation was not being prepared for care and maintenance) and the lower by-product credit, which declined by $10.35 per payable ounce as a result of the decline in base metal prices and in spite of increased production of zinc and lead.  Quiruvilca’s cash cost per ounce was also negatively impacted by the closure of DRP’s La Oroya smelter as treatment charges for copper concentrate increased sharply. Lower by-product credits were partially offset by reduced operating costs following the implementation of cost control initiatives that were put in place in Q4 2008.
Currently, the Company expects to continue mining activities at Quiruvilca through the balance of 2009 and a portion of 2010, depending on the care and maintenance plan currently being developed by the Company.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Pyrite Stockpiles
Tonnes sold	6,456	8,105	13,984	18,637
Average silver grade – grams per tonne	235	250	218	234
Silver – ounces	48,775	65,148	98,235	139,961

Cash cost per ounce (1)	$3.05	$4.77	$3.78	$5.21
Total cost per ounce (1)	$3.05	$4.77	$3.78	$5.21

The Pyrite Stockpile operation produced 0.05 million ounces of silver in Q2 2009 at a cash cost of $3.05 per ounce, which was 25% less production than in Q2 2008.  The lower production resulted from decreased tonnage sold to DRP as operations at the La Oroya smelter were severely hampered by financial difficulties during the quarter.  The Company does not anticipate making any further sales from the Pyrite Stockpile operation until the La Oroya smelter begins operating again.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Alamo Dorado Mine
Tonnes milled	421,455	386,999	844,455	778,956
Average silver grade – grams per tonne	120	142	112	137
Average gold grade – grams per tonne	0.35	0.38	0.39	0.48
Average silver recovery – percent	90.9%	89.3%	88.4%	89.1%
Silver – ounces	1,420,590	1,511,980	2,677,941	2,930,891
Gold – ounces	4,056	4,701	8,936	9,463

Cash cost per ounce (1)	4.23	3.77	4.36	3.50
Total cost per ounce (1)	8.69	8.39	8.96	8.13

Alamo Dorado continued to be the Company’s largest silver producer in Q2 2009, producing 1.4 million ounces of silver.  As expected, silver grades declined at Alamo Dorado as the mine transitioned mining activities from the phase 1 pit to the phase 2 pit, resulting in a 6% decline in silver production relative to

Q2 2008.  Alamo Dorado also produced 4,056 ounces of gold in Q2 2009, 14% down from gold production in the comparable period of 2008 as a result of lower grades.  In Q2 2009, the mine produced above management’s forecasts due to better than expected throughput rates and better than expected gold grades.  Cash costs of $4.23 per ounce were $0.46 higher than Q2 2008 due to lower silver and gold grades, however, cash costs per ounce were significantly lower than management’s forecast of $6.32 due to higher than expected gold by-product credits.  Sustaining capital expenditures totaling $0.3 million were required at Alamo Dorado during the quarter.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
La Colorada Mine
Tonnes milled	81,528	93,477	157,246	188,886
Average silver grade – grams per tonne	370	372	370	374
Average silver recovery – percent	86.5%	86.2%	86.5%	86.0%
Silver – ounces	835,479	968,481	1,636,656	1,967,411
Gold – ounces	1,578	957	3,037	1,879
Zinc – tonnes	592	412	1,097	777
Lead – tonnes	303	233	603	459

Cash cost per ounce (1)	$7.23	$8.63	$7.29	$7.54
Total cost per ounce (1)	$10.55	$10.66	$10.83	$9.56

The La Colorada mine performed well in Q2 2009, producing 0.8 million ounces of silver, which was down 14% from Q2 2008 production due to a 13% decrease in tonnes of ore processed according to the revised mine plan put into effect following the implementation of cost reduction initiatives in Q4 2008.  Although silver head grades at both the oxide and sulphide plants were below management’s expectations, the mine achieved higher than expected throughput rates, resulting in silver production that was in-line with management’s forecast for the quarter. Cash costs decreased by 16% to $7.23 per ounce, primarily reflecting reductions in energy, consumables and explosives costs and higher by-product credits as a result of increased gold and base metal production.  Capital expenditures at La Colorada during the quarter totaled $0.1 million.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Manantial Espejo Mine
Tonnes milled	144,172	-	275,191	-
Average silver grade – grams per tonne	232	-	222	-
Average gold grade – grams per tonne	3.84	-	3.82	-
Average silver recovery – percent	88.5%		87.2%
Silver – ounces	1,0411,180	-	1,770,456	-
Gold - ounces	18,488	-	32,070	-

Cash cost per ounce (1)	$(0.93)	$-	$(0.09)	$-
Total cost per ounce (1)	$8.02	$-	$8.97	$-

The Manantial Espejo mine continued its outstanding start-up performance in its second full quarter of commercial operation, producing 1.0 million ounces of silver and 18,488 ounces of gold during the quarter.  Mill throughput rates, silver and gold grades and recoveries were all at or above plan.  The excellent operating performance and higher than expected gold production and prices resulted in cash costs of negative $0.93 per ounce of silver, which was significantly below management’s forecast of $2.25 per ounce.

Capital expenditures at Manantial Espejo amounted to $7.2 million during the quarter to settle final construction accruals and to complete several refinements to the plant and machinery at the site and to advance underground mine development headings.  As the mine was determined to be in commercial production for January 1, 2009, all operating expenditures related to sales were expensed in the period, together with the requisite depreciation charge pursuant to the Company’s accounting policies.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
San Vicente Mine*
Tonnes milled	48,008	29,242	53,530	37,377
Average silver grade – grams per tonne	445	287	444	277
Average zinc grade	2.11%	2.51%	2.16%	2.73%
Average silver recovery	89.7%	77.5%	90.10%	77.8%
Silver – ounces	615,487	219,593	687,944	268,636
Zinc – tonnes	674	585	815	802
Copper – tonnes	102	47	115	58

Cash cost per ounce (1)	$9.08	$9.51	$8.92	$8.21
Total cost per ounce (1)	$12.11	$11.13	$11.97	$9.91

*Production and interest figures for Pan American’s 95% share only.

The San Vicente mine performed exceptionally well in Q2 2009, the first quarter since the completion of the expansion project, which increased the mining and milling rate to 750 tonnes per day.  Silver production totaled 0.6 million ounces at cash costs of $9.08 per ounce, nearly three times higher than the 0.2 million ounces at a cash cost of $9.51 per ounce in the comparable period of 2008.  The increased silver production was attributable to substantially higher mill tonnage, grades, and recoveries.  Production of zinc and copper also increased over the comparable period as a result of higher throughput rates.  The expanded mine and plant at San Vicente are performing above management’s expectations and cash costs are expected to decline over the balance of the year as steady state production is achieved.  The Company expects San Vicente to reach its new increased production capacity in the third quarter of this year and the operation is expected to produce 1.9 million ounces in 2009 at a cash cost of $6.98 per ounce for Pan American’s account.

Final construction activities, settlement of construction accruals, and commissioning of the new processing plant continued at San Vicente during Q2 2009, where capital expenditures totaled $7.9 million for the quarter.

(1)
The Company reports the non-GAAP cash cost per ounce of payable silver in order to manage and evaluate operating performance at each of the Company’s mines.  For a better understanding of these measures, please refer to the detailed reconciliation of this measure to our cost of sales, as shown in our unaudited Consolidated Statement of Operations for the period, which can be found on page 5 of the MD&A.

Financial Results

For the three months ended June 30, 2009, the Company’s net income was $10.2 million (basic earnings per share of $0.12) compared to net income of $21.4 million (basic earnings per share of $0.26) for the corresponding period in 2008. Net income in Q2 2009 was negatively impacted by sharply lower realized silver and base metal prices relative to the comparable period of 2008. Decreases in realized prices were outweighed by significant increases in the quantities of silver, zinc and gold sold, which resulted in a 7% increase in sales compared to the corresponding period in 2008. Net income in Q2 2009 was reduced by a non-cash, doubtful debt provision of $4.4 million and a fair value adjustment of $0.6 million related to the reclassification of our DRP receivable balance to long term assets.  The after tax effect of these charges on second quarter earnings was $3.3 million or $0.4 per share.  Included in net income for Q2 2009 was a non-cash foreign exchange loss of $1.2 million on the revaluation of the Company’s cash and other working capital and future income tax balances that were denominated in local currencies. Net income in Q2 2009 benefited from a $2.4 million gain on commodity and foreign exchange contracts due primarily to positive mark-to-market movements on our Peruvian and Mexican currency hedge book during the quarter.

While Q2 2009 net income declined as compared to the year earlier period, net income increased by $3.6 million from Q1 2009.  The increase in net income was primarily driven from stronger operating results, as reflected in mine operating earnings which increased by 124% to $23.5 million in Q2 2009 from $10.5 million in Q1 2009.  Improvements in metal prices and greater contributions from the high-quality Manantial Espejo and San Vicente mines were the primary factors behind the stronger operating results.

The following table reflects the average metal prices that prevailed during each respective period.

	Three months ended		Six months ended
	June 30,		June 30,
	2009	2008	2009	2008
Average Metal Prices
Silver – London Fixing per ounce	$13.76	$17.17	$13.17	$17.38
Gold – London Fixing per ounce	$923	$896	$915	$910
Zinc – LME Cash Settlement per tonne	$1,407	$2,115	$1,322	$2,269
Lead – LME Cash Settlement per tonne	$1,435	$2,316	$1,330	$2,601
Copper – LME Cash Settlement per tonne	$4,431	$8,448	$4,046	$8,108

The table below sets out selected quarterly results for the past fourteen quarters, which are stated in thousands of US dollars, except for the per share amounts.

Year	Quarter (unaudited)	Sales	Mine operating earnings/(loss)(1)	Net income/(loss) for the period	Basic earnings (loss) per share
2009	June 30	$111,392	$23,490	$10,208	$0.12
	March 31	$70,406	$10,474	$6,610	$0.08
2008	Dec. 31	$46,278	$(9,884)	$(33,316)	$(0.41)
	Sept.30	$79,493	$15,469	$6,404	$0.08
	June 30	$104,079	$39,259	$21,357	$0.26
	March 31	$108,750	$48,375	$30,157	$0.38
2007	Dec. 31	$85,889	$28,859	$26,062	$0.34
	Sept. 30	$87,907	$29,125	$23,891	$0.31
	June 30	$79,211	$31,417	$18,472	$0.24
	March 31	$48,057	$14,874	$20,435	$0.27
2006	Dec.31	$82,588	$35,063	$29,648	$0.39
	Sept. 30	$64,268	$29,221	$16,355	$0.22
	June 30	$62,848	$31,060	$14,964	$0.21
	March 31	$45,744	$17,976	$(2,761)	$(0.04)

(1)	Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

Sales for Q2 2009 were $111.4 million, a $7.3 million or 7% increase from sales in the corresponding period in 2008.  Sales in Q2 2009 were negatively impacted by decreases in the realized prices of silver, which declined by 22% to $13.84 per ounce, while realized zinc prices fell 42%, realized lead prices fell 39%, and realized copper prices dropped by 44%. These decreases in realized prices were outweighed by significant increases in the quantities of silver, zinc, and gold sold, which increased by 14%, 75%, and 225%, respectively.  Quantities of lead and copper sold were similar in Q2 2009 to the corresponding period of 2008.

Sales for the six-month period ended June 30, 2009 (“H1 2009”) of $181.8 million were 15% lower than the sales for the comparable period in 2008 (“H2 2008”), due to a 25% decrease in the realized price of silver and approximately 50% decreases in the realized price of zinc, lead, and copper and in spite of significant increases in the quantities of silver, zinc, and gold sold.

Cost of sales for the three months ended June 30, 2009 was $66.0 million, a 27% increase from the cost of sales recorded in the same period of 2008, as a result of greater quantities of silver, zinc, and gold production sold, which increased by 14%, 75%, and 225%, respectively.  Cost of sales did benefit from the positive effects of cost control initiatives that have been implemented and general reductions in the cost to purchase energy, local currencies, and consumables at all operations, which resulted in an average reduction of 9% in our operating costs per tonne compared to a year ago.

Cost of sales for H2 2009 of $111.2 million increased by 8% over the comparable period of 2008.  The factors described above were the primary reasons for the increase from the comparable period in 2008.

Depreciation and amortization charges for Q2 2009 increased to $21.9 million from $12.7 million recorded for the corresponding period in 2008.  This increase was attributable to the additional depreciation charge that arose upon the commencement of commercial production at Manantial Espejo and San Vicente.

Production from Manantial Espejo and increased production from San Vicente were also the primary reason for the increase in depreciation and amortization charges to $36.7 million in H1 2009 compared to $22.6 million in H1 2008.

Mine operating earnings in Q2 2009 were $23.5 million, which was a 40% decrease from the $39.3 million generated in Q2 2008.  The decrease in mine operating earnings primarily resulted from the combination of the increase in sales being outweighed by increases in depreciation and amortization charges and cost of sales, as described above.  Mine operating earnings are equal to sales less cost of sales and depreciation and amortization, which is considered to be substantially the same as gross margin.

General and administration costs for Q2 2009, including stock-based compensation, were $2.5 million. These costs, which were $3.8 million for the comparable quarter in 2008, declined primarily as a result of reduced staffing and travel costs in the corporate office and relative weakness in the Canadian dollar against the US dollar. General and administration costs of $4.8 million for H1 2009 (compared to $5.3 million in the same period in 2008) decreased primarily for the same reasons.

Exploration and project development expenses for Q2 2009 were $2.2 million compared to $1.0 million incurred in Q2 2008 and related mainly to expenditures incurred in connection with the La Preciosa property in Mexico, where $0.7 million was incurred and business development expenditures.  Exploration expenses in H1 2009 totaled $2.8 million, higher than $1.7 million in the comparable period of 2008. Exploration expenses in H1 2009 periods related mostly to the Company’s regional exploration activities, primarily in Mexico and Peru, including activities at the La Preciosa property.

Asset retirement and reclamation expense of $0.8 million in Q2 2009 related to the accretion of the Company’s mine closure liability and was similar to the expense recorded in Q2 2008.  The accretion for H1 2009 was $1.4 million compared to $1.3 million for the same period of 2008. There were no significant changes to the Company’s mine closure cost estimates during the period.

Interest and financing expenses in Q2 2009 of $1.1 million increased from the interest expenses incurred during the same period in 2008 of $0.2 million.  The primary reason for the increase related to withholding tax paid on intercompany transfers of funds out of Argentina.  For H1 2009, interest and financing expenses were $1.5 million, which primarily consists of withholding tax and transactional bank fees.

Doubtful accounts provision in the current quarter related to a $4.4 million charge recognized due the uncertainty of collecting an $8.8 million amount receivable from DRP, as described in the “Significant Events and Transactions of the Second Quarter” section above.

Investment and other expense of $1.1 million for Q2 2009 compared against investment and other income of $1.2 million in Q2 2008.  The expense in the current quarter related primarily to a $0.6 million charge recognized due to the expected delay in recovery of amounts receivable from DRP, as described in the “Significant Events and Transactions of the Second Quarter” section above.  Investment and other income of $1.2 million for Q2 2008 arose as a direct result of the interest earned on cash balances maintained by the Company in Q2 2008. For H1 2009, other expenses were $4.0 million as the DRP charge was partially offset by two significant insurance payments and interest income.

The foreign exchange loss for Q2 2009 was $1.2 million compared to a loss of $0.03 million in Q2 2008. This loss was a result of the impact of fluctuations in local currencies in Canada, Argentina, Peru, and Mexico on working capital and future income tax balances that are denominated in those currencies, when remeasured in US dollars.

The Company’s foreign currency, base metal price protection program, and silver fixing activities generated a gain on commodity and foreign currency contracts of $2.4 million during Q2 2009 compared to a loss of $1.1 million in Q2 2008.  The gain in the current quarter was due primarily to positive mark-to-market movements on our Peruvian and Mexican currency hedge book.

Income tax provision of $2.7 million in Q2 2009 decreased from $12.5 million in the comparable period as a direct result of the lower taxable income generated.  The income tax provision for H1 2009 was $5.0 million, down from $26.9 for the comparable period of 2008 for the same reasons as above.

Liquidity and Capital Resources

At June 30, 2009, cash plus short-term investments were $112.4 million, a $5.1 million increase from March 31, 2009.  The increase in cash plus short-term investments arose mainly as a result of the cash generated from operating activities, which exceeded cash required for capital expenditures and cash used in financing activities during the quarter.

Operating activities generated $32.0 million in the quarter, after working capital movements required $0.5 million.  The main movements in working capital accounts that required funding were a $5.8 million increase in accounts receivables and a decrease in taxes payable of $2.3 million offset by an increase in accounts payable and accrued liabilities of $7.6 million.

Investing activities consisted primarily of investments in mineral property, plant and equipment of $19.7 million and in long-term VAT receivables, which consumed $3.4 million in Q2 2009.  The majority of the investments in mineral property plant and equipment were made for construction and commissioning activities at San Vicente, which totaled $7.9 million and final payments related to the construction at Manantial Espejo of $7.2 million.

Financing activities were dominated by the repayment of concentrate advances in Peru of $2.6 million.  In addition, $1.2 million was received during the quarter from the minority shareholder of the San Vicente as their contribution to the capital expenditures related to the expansion project.

For the comparable period of 2008, cash plus short-term investments were $106.7 million at June 30, 2008, a $29.6 million decrease from March 31, 2008.  The decrease in cash plus short-term investments arose primarily as a result of the need to fund investments in mineral property plant and equipment and other assets of $69.1 million and dividends distributed to minority shareholders of Morococha of $1.2 million. Cash generated from operating activities in Q2 2008 of $50.8 million was used to partially fund these uses of cash. Cash and short-term investments were further reduced by sales of short term investments totaling $23.7 million that were unsettled at quarter-end, partially offset by an increase in the market value of available-for-sale securities of $13.3 million during the quarter.

Working capital at June 30, 2009 was $216.1 million, an increase of $16.8 million from March 31, 2009.  The increase in working capital resulted primarily from a $5.1 million increase in cash and short term investments, a $5.4 million increase in accounts receivable, and a $10.0 million decrease in current liabilities, partially offset by a $3.1 million reduction in unrealized gains on zinc and lead contracts.  The decrease in current liabilities was primarily a consequence of the reduction of the unrealized loss on foreign currency contracts of $6.0 million and the repayment of advances on concentrates of $2.6 million during the quarter.

Shareholders’ equity at June 30, 2009 was $800.9 million, an increase of $8.1 million from shareholders’ equity at March 31, 2009 primarily as a result of the net income generated during the quarter of $10.2 million less $2.4 million from the decrease in market value of short term investments which was recorded as other comprehensive income.  At June 30, 2009, the Company had 87.2 million common shares issued and outstanding.

The Company’s financial position at June 30, 2009, the undrawn $70 million credit facility, and the operating cash flows that are expected over the next twelve months, lead management to believe that the Company’s liquid assets are sufficient to fund planned capital expenditures and to discharge liabilities as they come due.  In addition, the Company believes it is well positioned financially to take advantage of certain strategic growth opportunities as they become available.

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on its financial condition or results of operations, other than those disclosed in this MD&A and the consolidated financial statements and the related notes.

The Company had the following contractual obligations at June 30, 2009:

PAYMENTS DUE BY PERIOD
		Less than	1 - 3	4 - 5	After
	Total	1 year	years	years	5 years
Capital Lease Obligations	$1,361	1,172	189	-	-
Contribution Plan (1)	7,667	2,570	4,925	172	-
Total contractual obligations(2)	$9,028	3,742	5,114	172	-

(1)
In June 2008 the Company initiated a 4 year contractual contribution plan for key officers and management, further discussed in Note 11. Contract commitments for the plan represent remaining payments expected to be paid out and is payable in Canadian dollars ($8.9 million).

(2)
Amounts above do not include payments related to the following: (i) the Company’s anticipated asset retirement obligation of $58.8 million, (ii) current liabilities of $62.7 million, and (iii), a pledge of $2.2 million payable by the Company over 3 years for a corporate contribution to the construction of an earth science building at a major educational institution with payment contingent on the institution achieving a specific goal of other funding obtained.  The institution has not reached its funding goal as at June 30, 2009 and therefore the Company has not yet accrued for this contribution.

During Q1 2009, the Company closed its zinc forward sales, thereby crystallizing a gain of $7.6 million, which is expected to settle each month until December 2009. Similarly, in December 2008 Pan American closed its open lead positions, which had the effect of establishing a gain of $3.2 million, which is due to settle monthly during 2009.  At June 30, 2009, the crystallized receivable gain on these positions was $5.4 million.

During April 2009, the Company committed 5,000 tonnes of zinc to option contracts, which have the effect of ensuring zinc prices of between $1,250 and $1,630 for that quantity.  The option contracts settle evenly over the last eight calendar months of 2009.  At the date of this MD&A, 3,750 tonnes remained of this program while the mark-to-market of these positions was loss of $0.3 million.

In anticipation of operating expenditures in Peruvian nuevos soles (“PEN”) and Mexican pesos (“MXN”), the Company has entered into forward foreign currency contracts with an aggregated nominal value of $23 million settling between July and December of 2009 at an average PEN/US$ exchange rate of 2.88 and contracts with an aggregated nominal value of $12 million settling between July and December of 2009 at an average MXN/US$ exchange rate of 11.48.  At June 30, 2009, the unrealized mark-to-market value of the Company’s forward foreign exchange contracts was a loss of $4.0 million.

Outlook

•	Production Forecast for 2009

Consolidated silver production for the six months ended June 30, 2009, excluding 0.7 million ounces from Quiruvilca, was 10.0 million ounces and was in-line with our forecast. Cash costs in the first half of 2009, excluding Quiruvilca production, were $5.67 per ounce (first half 2008: $4.57 per ounce), below management’s revised forecast of $6.00 for the full year, which was revised down from $6.28 per ounce in the Q1 2009 MD&A.  Based on the Company’s production for the first half of 2009 and our outlook for the balance of the year, management continues to expect 2009 silver production of 21.5 million ounces (excluding production from Quiruvilca) at cash costs of approximately $6.00 per ounce.

The Company’s production of gold and base metals was largely as expected in the six months ended June 30, 2009 and we continue to believe in the accuracy of our forecasted 2009 production of gold (85,000 ounces), zinc (36,000 tonnes), lead (12,800 tonnes), and copper (5,000 tonnes) as contained on page 27 of the MD&A presented in the 2008 Annual Report.

•	Risks and Uncertainties

The Company faces many risks in conducting its business, as described more fully in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40F.  Management believes that the following represent some of the most significant risks facing the Company over the balance of 2009:

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold.  The Company’s sales are directly dependent on metal prices that have shown extreme volatility and are beyond the Company’s control. Consistent with the Company’s mission to provide equity investors with exposure to changes in silver prices, our policy is not to hedge the price of silver. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts.  The Company’s open base metal forward positions at June 30, 2009 are described under the “Liquidity and Capital Resources” section of this MD&A. The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. Since base metal and gold sales are treated as a by-product credit for purposes of calculating cash costs per ounce of silver, this non-GAAP measure is highly sensitive to base metal and gold prices.

•	Credit Risk

The Company has long-term concentrate contracts to sell the zinc, lead, and copper concentrates produced by the Quiruvilca, Huaron, Morococha, San Vicente, and La Colorada mines.  Concentrate contracts are common business practice in the mining industry.  The terms of the concentrate contracts may require the Company to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing the Company to credit risk of the buyers of our concentrates.  As discussed earlier in this MD&A, DRP, one of our largest buyers of copper concentrates and pyrite stockpile experienced difficulties complying with the terms of our concentrate contracts and currently owes Pan American approximately $8.8 million.

Silver doré production from La Colorada, Alamo Dorado, and Manantial Espejo is refined under long term agreements with fixed refining terms at five separate refineries worldwide.  The Company generally retains the risk and title to the precious metals throughout the process of refining and therefore is exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that the Company may not be able to fully recover our precious metals in such circumstances.  The Company maintains insurance coverage against the loss of precious metals and base metal concentrates at our mine sites, in-transit to refineries and while at the refineries.

The Company maintains trading facilities with several banks and bullion dealers for the purposes of transacting the Company’s trading activities. None of these facilities are subject to margin arrangements.  The Company’s trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.  The Company expects to receive settlements of its zinc and lead positions totalling $5.2 million over the balance of 2009, which are subject to credit risk of three large financial institutions.

Management carefully considers credit risk when allocating prospective sales and refining business to counterparties.  In making allocation decisions, Management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies.  As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies.  Since the Company’s sales are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse.  The local currencies that we have the most exposure to are the PEN and MXN. In order to mitigate this exposure, from time to time the Company has purchased PEN, MXN and Canadian dollars to match anticipated spending.  At June 30, 2009 the Company had open currency forward positions are described under the “Liquidity and Capital Resources” section of this MD&A.

•	Employee Relations

Pan American’s business depends on good relations with its employees.  At June 30, 2009 the Company employed approximately 6,400 employees and the employees of mining contractors, of which approximately 600 were represented by unions in Peru and a further 200 by a union in Bolivia.  The Company has experienced short-duration labour strikes and work stoppages in the past and may experience future labour related events.  The Company reported a strike at the Morococha mine in early April 2009 when the Company and unionized workers were unable to reach an agreement with respect to an increase in base pay and benefits. A settlement was reached approximately one week later and the operation has resumed normal mining activities.

Accounting Policies and Internal Controls

On January 1, 2009, the Company adopted one new Section of the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook and continues to evaluate the adoption of three other new Handbook Sections: Section 3064, “Goodwill and Intangible Assets” was adopted; Section 1582, “Business Combinations”, Section 1601, “Consolidated  Financial Statements”, and Section 1602, “Non-controlling Interests” continue to be evaluated.  In addition, two new Emerging Issues Committee (“EIC”) Abstracts, EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities and EIC 174, Mining Exploration Costs, were adopted in the first quarter of 2009.  The adoption of these new CICA pronouncements did not have a material effect on the Company.

•	Future adoption of International Financial Reporting Standards

We will begin reporting our financial statements in accordance with International Financial Reporting Standards (IFRS) on January 1, 2011, including comparative results, pursuant to the decision made by the CICA or AcSB. We have implemented a comprehensive program to manage the transition to IFRS. This program focuses on the key impact areas including financial reporting, systems and processes, communications and training. We have completed a thorough organization diagnostic of the scope and complexity of the IFRS conversion as a result of which we have:

•	identified the significant differences between IFRS and Canadian GAAP;

•	initiated a series of internal education and awareness seminars;

•	assessed the impact of the conversion on business portfolios, processes, systems and policies; and

•	established a program, including the launch of various projects, which maps existing processes to the new standards.

During our transition, we will monitor ongoing changes to IFRS and adjust our transition plans accordingly. Our transition status is currently on track with our implementation schedule.

Technical information contained in this management discussion and analysis has been reviewed by Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., VP Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND  INFORMATION IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY’S AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS THE WORDS “ANTICIPATE”, “BELIEVE”, “ESTIMATE”, “EXPECT”, “INTEND”, “TARGET”, “PLAN”, “FORECAST”, “STRATEGIES”, “GOALS”, “OBJECTIVES”, “BUDGET”, “MAY”, “SCHEDULE” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE PRICE OF SILVER AND OTHER METALS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES AND ESTIMATES OF FUTURE PRODUCTION AND FUTURE CASH AND TOTAL COSTS OF PRODUCTION AT HUARON, MOROCOCHA, QUIRUVILCA, ALAMO DORADO, LA COLORADA, MANANTIAL ESPEJO, SAN VICENTE AND OTHER PROPERTIES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED BY THE COMPANY, TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING FOR ONGOING CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; THE ESTIMATED COST OF CONSTRUCTION, DEVELOPMENT AND RAMP-UP OF MANANTIAL ESPEJO AND SAN VICENTE; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS FROM THE COMPANY’S MINING PROJECTS, AS REFLECTED IN FEASIBILITY STUDIES OR OTHER REPORTS PREPARED IN RELATION TO DEVELOPMENT OF PROJECTS; ESTIMATED EXPLORATION EXPENDITURES TO BE INCURRED ON THE COMPANY’S VARIOUS SILVER EXPLORATION PROPERTIES; FORECAST CAPITAL AND NON-OPERATING SPENDING; FUTURE SALES OF THE METALS, CONCENTRATES OR OTHER PRODUCTS PRODUCED BY THE COMPANY; RECOVERY IF ANY OF AMOUNTS DUE FROM DOE RUN PERU; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS MANAGEMENT’S DISCUSSION AND ANALYSIS AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOLES, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; BUSINESS OPPORTUNITIES THAT MAY BE PRESENTED TO, OR PURSUED BY, THE COMPANY; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS; CHALLENGES TO THE COMPANY’S TITLE TO PROPERTIES; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.